Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL ANNOUNCES FULL EXERCISE OF UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES

Tel Aviv, Israel, July 8, 2019, Elbit Imaging Ltd. (TASE, UTC UC: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated June 27, 2019 that Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company announced that the underwriters of its recently closed underwritten public offering of 7,000,000 ordinary shares have exercised in full their option to purchase an additional 1,050,000 ordinary shares at the public offering price of $5.00 per share. The aggregate gross proceeds to Gamida from the offering, including the shares sold pursuant to the underwriters’ option, before deducting underwriting discounts and commission and estimated offering expenses, were $40.25 million.

The Company holds approximately 62% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTCM) (approximately 40% on a fully diluted basis) which, in turn, holds approximately 2.7 million shares in Gamida, representing approximately 8% of Gamida's outstanding share capital (approximately 7% on a fully diluted basis).

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida's products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through Omidubicel, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida's products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com